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SECURIT 11018046 N

SEC Mail Processing Section JUL 20 2015 Washington DC 404

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49765

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aethlon Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4920 IDS Center, 80 South 8th Street
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sima Griffith 612-338-0934
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sima Griffith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aethlon Capital, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEANNIE MARIE MAIER
Notary Public
Minnesota
My Commission Expires January 31, 2020

Sima Griffith
Signature

Managing Principal
Title

Jeannie Marie Maier
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AETHLON CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

Aethlon Capital, LLC (the Company) was formed in October 1996 as a limited liability company under Chapter 322B of the Minnesota statutes. The Company will continue until October 30, 2026 unless terminated prior to that time.

The Company is a licensed securities broker-dealer and specializes in providing investment banking services for public and private emerging growth companies. Services provided include private placement of equity or debt and general corporate finance advisory services.

The Company is a member of the Securities Investors Protection Corporation (SIPC) and Financial Industry Regulatory Authority (FINRA).

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverages are subject to the usual banking risks associated with funds in excess of those limits.

Marketable Securities

Marketable securities consist of publicly traded common stock and are classified as trading securities. Trading securities are reported at fair market value with all unrealized gains (losses) included in other income on the statements of operations.

Marketable securities	Aggregate fair value	Cost	Gross unrealized gains
December 31, 2010	$ 18,611	$ 12,969	$ 5,642
December 31, 2009	$ 14,814	$ 12,969	$ 1,845

Commissions Receivable

Commissions receivable are unsecured and do not accrue interest. No allowance for doubtful accounts is considered necessary at December 31, 2010 and 2009.

Equipment and Furniture, Net

Equipment and furniture consists of computer equipment, furniture and software and are recorded at cost and being depreciated using the straight-line method over estimated useful lives of 3 to 7 years. Repairs and maintenance costs are expensed as incurred.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Revenue Recognition

The Company's revenues were derived from consulting fees and commissions from private placements. Consulting fees are nonrefundable deposits received during the initial stages of a private placement. Consulting fees may be deductible against the total commissions to be received upon the closing of a placement. Consulting fees are recognized upon receipt. Commission revenue is recognized at the time of the placement's closing.

Income Taxes

The Company is a single member limited liability company classified as a "disregarded entity" for income tax purposes. Accordingly, these financial statements do not include any provision or liability for income taxes since the income and expenses are reported on the individual income tax returns of the sole member and the applicable income taxes, if any, are paid by the member.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2007. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At December 31, 2010 and 2009, the Company had net capital of $(932) and $194,966 which was $(5,932) and $189,966 in excess (below) its required net capital of $5,000. The Company's net capital ratio was -19.91 to 1 and .01 to 1 at December 31, 2010 and 2009.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's amended December 31, 2010 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

The Company had a net capital deficiency beginning in November 2010 after an audit adjustment for recognition of the deferred rent liability for a lease extension in June 2010. The deficiency was corrected during January 2011 upon receipt of a client retainer.

NOTE 3 - Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company values and records all investment securities transactions on a trade date basis. Securities listed on a national or regional securities exchange are valued at their last reported sales price on the last business day of the period. Securities which are not traded on a major exchange or for which no sale was reported on that date are valued at the average of their last quoted "bid" price and "asked" price. Short positions are valued at the last quoted "asked" price. Inputs used in the valuation methods can be either readily observable, market corroborated, or generally unobservable inputs. Whenever possible the Company attempts to utilize valuation methods that maximize the use of observable inputs and minimizes the use of unobservable inputs. Based on the observability of the inputs used in the valuation methods the Company determines fair value based on quoted market prices in active markets for identical assets and liabilities.

NOTE 4 - Equipment and Furniture, Net

Equipment and furniture consisted of the following at December 31:

	2010	2009
Equipment and Furniture	$ 46,315	$ 46,315
Less Accumulated Depreciation	(41,613)	(38,586)
	$ 4,702	$ 7,729

Depreciation expense was $3,027 and $3,872 for the years ended December 31, 2010 and 2009.

NOTE 5 - Intangibles, Net

Intangibles consisted of the following at December 31:

	2010	2009
Website Costs	$ 14,906	$ 14,906
Trademark	650	650
Less Accumulated Amortization	(14,906)	(9,937)
	$ 650	$ 5,619

Amortization expense was $4,969 and $4,969 for the years ended December 31, 2010 and 2009.

NOTE 6 - Significant Customers

Three customers accounted for 48%, 31% and 11% of total revenues for the year ended December 31, 2010. One customer accounted for 71% of total revenues for the year ended December 31, 2009.

NOTE 7 - Line of Credit - Bank

In November 2010, the Company signed a $90,000 line of credit agreement with a bank. The line of credit is due on demand and is collateralized by general business assets of the Company and guaranteed by the sole member. Interest is payable monthly at the prime rate plus 2.5%, but never less than 6.0% (6.00% at December 31, 2010). There were no outstanding borrowings on the line of credit at December 31, 2010.

NOTE 8 - Operating Leases

In 2010, the Company entered into a noncancelable operating lease for office space. The lease expires May 2013 and requires monthly base rents increasing from $2,784 to $2,946 over the term of the lease. In addition, the Company is required to pay its pro rata share of the building's property taxes and operating expenses. The Company also leases a vehicle under a lease that expires May 2012. The monthly lease payment is $569. Total rent for all leases, including operating expenses, was approximately $60,200 and $78,200 for the years ended December 31, 2010 and 2009.

Future minimum rental commitments are as follows for the years ending December 31:

2011	$ 40,806
2012	37,806
2013	14,738
	$ 93,350

NOTE 9 - Subsequent Events

The Company has evaluated subsequent events occurring through February 17, 2011, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

AETHLON CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

ASSETS

	2010	2009
CASH AND CASH EQUIVALENTS	$ 1,820	$ 183,692
MARKETABLE SECURITIES	18,611	14,814
COMMISSIONS RECEIVABLE	-	807
RENT RECEIVABLE	-	2,100
PREPAID EXPENSES	3,365	10,613
EQUIPMENT AND FURNITURE, NET	4,702	7,729
INTANGIBLES, NET	650	5,619
TOTAL ASSETS	$ 29,148	$ 225,374

LIABILITIES AND MEMBER'S EQUITY

	2010	2009
ACCRUED EXPENSES	$ 18,572	$ 1,301
MEMBER'S EQUITY	10,576	224,073
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 29,148	$ 225,374

See accompanying notes to financial statements.